UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.      )*

FBR & Co.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

30247C400

(CUSIP Number)

J. DANIEL PLANTS

VOCE CAPITAL MANAGEMENT LLC

600 Montgomery Street, Suite 210

San Francisco, California 94111

(415) 489-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30247C400

1	NAME OF REPORTING PERSON Voce Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 387,025
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 387,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 387,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30247C400

1	NAME OF REPORTING PERSON Voce Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 387,025
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 387,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 387,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30247C400

1	NAME OF REPORTING PERSON J. Daniel Plants
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 387,025
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 387,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 387,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	SECURITY AND ISSUER

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Shares”) of FBR & Co., a Virginia corporation (the “Issuer”). The address of the Issuer’s principal executive offices 1300 North Seventeenth St., Arlington, VA 22209.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by:

(i)	Voce Capital Management LLC, a California limited liability company (“Voce Capital Management”), with respect to the Shares beneficially owned by it;

(ii)	Voce Capital LLC, a Delaware limited liability company (“Voce Capital”), as the sole managing member of Voce Capital Management; and

(iii)	J. Daniel Plants, as the sole managing member of Voce Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The address of the principal office of each of Voce Capital Management, Voce Capital and Mr. Plants is 600 Montgomery Street, Suite 210, San Francisco, California 94111.

(c)	The principal business of Voce Capital Management is investing for funds and accounts under its management. The principal business of Voce Capital is serving as the sole managing member of Voce Capital Management. Mr. Plants is the sole managing member of Voce Capital.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Voce Capital is organized under the laws of the State of Delaware. Voce Capital Management is organized under the laws of the State of California. Mr. Plants is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares beneficially owned by Voce Capital Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 387,025 Shares beneficially owned by Voce Capital Management is approximately $8,656,694.42, excluding brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock for investment purposes because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons believe that the Issuer can create significant value for its shareholders through enhancements to its capital allocation policies, optimization of its capital structure and improvements to its corporate governance, among other opportunities.

The Reporting Persons have engaged in, and intend to continue to engage in, communications concerning the foregoing with officers and/or members of the Issuer’s board of directors. In addition, the Reporting Persons may communicate with the Issuer’s current or prospective shareholders; its representatives; industry participants, research analysts and members of the press; existing or potential strategic partners or competitors, investment and financing professionals and sources of capital and credit; and other interested or relevant parties relating to topics including, but not limited to, the operations of the Issuer. Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Depending upon various factors including, without limitation, an ongoing evaluation of the investment in the Common Stock, changes in the Issuer’s operations, business strategy or prospects, prevailing market and industry conditions, other investment opportunities available to the Reporting Persons, liquidity requirements and other investment considerations, the Reporting Persons may, from time to time and at any time and in such manner as they deem advisable (whether in the open market, through privately negotiated transactions or otherwise), further acquire, hold, vote, trade or dispose of some or all of the Common Stock, and may enter into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, and/or engage in hedging or similar transactions with respect to such holdings.

The Reporting Persons reserve the right at any time to formulate alternative plans, make other proposals or take additional actions with respect to their investment in the Issuer, including changing their intentions with respect to any and all matters referred to in this Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The aggregate percentage of Shares reported owned by each person named herein is based upon 7,588,727 Shares outstanding as of April 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2015.

As of the close of business on July 7, 2015, Voce Capital Management beneficially owned 387,025 Shares, constituting approximately 5.1% of the Shares outstanding. Voce Capital, as the sole managing member of Voce Capital Management, may be deemed to beneficially own the 387,025 Shares beneficially owned by Voce Capital Management, constituting approximately 5.1% of the Shares outstanding. Mr. Plants, as the sole managing member of Voce Capital, may be deemed to beneficially own the 387,025 Shares beneficially owned by Voce Capital Management, constituting approximately 5.1% of the Shares outstanding.

As of the close of business on July 7, 2015, the Reporting Persons collectively beneficially owned an aggregate of 387,025 Shares, constituting approximately 5.1% of the Shares outstanding.

Each Reporting Person disclaims beneficial ownership with respect to any shares of the Shares other than the shares owned directly and of record by such Reporting Person.

(b)	By virtue of their respective positions with Voce Capital Management, each of Voce Capital and Mr. Plants may be deemed to have shared power to vote and dispose of the Shares reported beneficially owned by Voce Capital Management.

(c)	The following Reporting Person engaged in the following open-market transactions with respect to the Issuer’s Common Stock during the last 60 days:

VOCE CAPITAL MANAGEMENT LLC

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/5/2015	4,694	21.40
5/6/2015	22,600	21.58
5/7/2015	6,390	21.22
5/8/2015	9,556	21.46
5/12/2015	1,479	21.00
5/27/2015	5,602	21.02
5/28/2015	15,995	21.07
5/29/2015	8,500	21.10
6/1/2015	24,787	21.36
6/2/2015	5,934	21.49
6/2/2015	12,800	21.50
6/3/2015	6,600	21.70
6/4/2015	23,910	22.17
6/4/2015	15,800	22.06
6/5/2015	2,975	21.72
6/8/2015	8,200	21.72
6/9/2015	7,545	22.19
6/9/2015	13,000	21.80
6/10/2015	4,266	22.49
6/11/2015	3,387	22.46
6/11/2015	3,300	22.62
6/12/2015	9,000	22.67
6/15/2015	10,000	22.43
6/16/2015	8,164	22.48
6/16/2015	3,800	22.49
6/26/2015	75,000	23.72
6/29/2015	3,981	22.98
6/30/2015	1,240	22.99
7/1/2015	7,132	22.98
7/2/2015	7,408	22.96
7/6/2015	9,688	22.96
7/7/2015	10,092	22.81
7/7/2015	34,200	22.97

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1     Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 16, 2015

Voce Capital Management LLC

By:	Voce Capital LLC Managing Member

By:	/s/ J. Daniel Plants
Name:	J. Daniel Plants
Title:	Managing Member

Voce Capital LLC

By:	/s/ J. Daniel Plants
Name:	J. Daniel Plants
Title:	Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement